EXHIBIT 99.15

CONSENT OF EXPERT

March 27, 2015

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Eldorado Gold Corporation

I, Stephen Juras, do hereby consent to the filing of the written disclosure regarding the technical reports entitled (i) the “Technical Report for Kisladag Gold Mine, Turkey”, dated March 15, 2010 and effective January 2010, (ii) the “Technical Report on the Efemcukuru Project” dated September 17, 2007, and effective August 1, 2007, (iii) the “Technical Report for Jinfeng Gold Mine, China” dated January 13, 2012 and effective March 15, 2011 and of extracts from or a summary of  the respective technical reports and of certain mineral resource estimates and other information pertaining to these projects, and the description of all mineral resources, with the exception of Vila Nova and Sapes Projects, of Eldorado Gold Corporation (the “Company”) in the Annual Information Form for the year ended December 31, 2014 (the “AIF”),  and the use of my name in the AIF and Annual Report on Form 40-F of the Company for the year ended December 31, 2014 and any amendments thereto and any Registration Statement on Form S-8 incorporating by reference the Company’s AIF and Annual Report on Form 40-F.

By:	/s/ Stephen Juras
Stephen Juras, P.Geo
Eldorado Gold Corporation
Director, Technical Services